Cygnus Capital Nominates Five Highly-Qualified Candidates for Election to Ashford Hospitality Trust’s Board

Issues Letter to Fellow Stockholders Detailing the Case for Urgent Change at AHT

Maintains the Incumbent Board has Consistently Dismissed Investor Input for Years While Presiding Over Staggering Underperformance and Numerous Anti-Stockholder Actions

To Address Apparent Boardroom Conflicts and Value-Destructive Insider Dealings, Cygnus Has Assembled a Highly-Qualified Five-Member Slate with Real Estate, Finance, Governance and Turnaround Expertise

Urges Stockholders to Visit www.RenovateAshford.com to Learn How Meaningful Board-Level Change Can Help Investors Realize the Significant Upside Value Trapped within AHT’s Portfolio

ATLANTA – JANUARY 5, 2021 – BUSINESSWIRE – Cygnus Capital, Inc. (together with its affiliates, “Cygnus” or “we”), which collectively with the other participants in its solicitation beneficially owns approximately 2.8% of the outstanding shares of common stock of Ashford Hospitality Trust, Inc. (NYSE: AHT) ("AHT" or the “Company”), including 40,000 shares of common stock underlying certain call options, and a significant portion of each of the outstanding series of preferred stock, today issued the below letter to stockholders regarding its decision to nominate five highly-qualified and independent candidates for election to AHT’s eight-member Board of Directors at the Company’s 2021 Annual Meeting of Stockholders. In addition, Cygnus launched www.RenovateAshford.com to provide stockholders access to further information and future updates pertaining to its campaign.

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January 5, 2021

Fellow Stockholders,

Cygnus Capital, Inc. (together with its affiliates, “Cygnus” or “we”) is a significant holder of common stock and preferred stock issued by Ashford Hospitality Trust, Inc. ("AHT" or the “Company”). We believe that AHT’s long record of value destruction stems from abysmal corporate governance, blatant conflicts of interest, indefensible dilutive actions and the absence of a viable corporate strategy. In our view, meaningful and urgent change is needed in AHT’s boardroom in order to mitigate disaster and unlock the value trapped within the Company’s portfolio.

We believe it is important to note at the outset that Cygnus is not a traditional activist investor and has never before sought to nominate an opposing slate of director candidates for election. We are an established firm of real estate investment professionals that maintains a long-term perspective when it comes to our public market holdings. However, we cannot sit idly and continue to put our faith in a Board of Directors (the “Board”) that appears comfortable rubber stamping highly-dilutive actions opposed by major stockholders and other questionable insider dealings, including ones now being reviewed by the Securities and Exchange Commission. We feel that these decisions reflect AHT’s engrained anti-stockholder culture – one that must be changed in order for the Company to turn around and ultimately produce enduring value for all stockholders.

This is why we have decided to nominate a slate of five highly-qualified, independent director candidates for election to the Board at the 2021 Annual Meeting of Stockholders (the “Annual Meeting”). We have spent a significant amount of energy and time recruiting a slate that possesses considerable real estate sector expertise, deep capital markets experience, extensive capital allocation and transaction acumen, and strong corporate governance pedigrees based on prior public board service. We plan to demonstrate over the course of our campaign that the Cygnus slate represents the right solution at the right time.

WE BELIEVE THAT PUTTING AHT ON A PATH TO VALUE CREATION BEGINS WITH ELIMINATING BOARDROOM CONFLICTS AND INSIDER DEALINGS.

Prior to challenging AHT’s exchange offers of preferred stock for common stock in the fall, we thoroughly examined years of financial statements, regulatory filings, insider ownership information and public announcements and plans. We conducted a similar analysis and review prior to deciding to assemble a slate of director candidates in recent weeks. This process led us to conclude that the first step toward turning around AHT is overhauling the Board.

A brief summary of the issues that compelled us to seek boardroom change at this year’s Annual Meeting includes:

•	Abysmal Financial Performance: AHT has produced negative total stockholder returns over every relevant horizon, including one-year (-90.72%), three-year (-95.40%) and five-year (-94.29%) timeframes.[1] This performance dramatically lags a variety of industry benchmarks and market indices.

•	Dismal Governance: AHT’s Board includes an array of interlocks that stem from the business and familial networks of Chairman Monty Bennett, who is also the Chief Executive Officer and Chairman of Ashford Inc. (“AINC”), which is the Company’s paid external advisor. In addition to keeping his father in place as Chairman Emeritus, Mr. Bennett has installed his long-time employee Rob Hays as AHT’s Chief Executive Officer and a Director. The Board also includes Alan Tallis, who began working at AHT in 2008, and Lead Director Benjamin Ansell, who has served on the Board for more than a decade. We believe the Board has been constructed to allow Mr. Bennett and his allies to prioritize their interests above all else.

•	Highly-Concerning External Advisory Structure: AHT is managed by AINC, another public company that is controlled by Mr. Bennett, his father and other insiders. Despite the harrowing impact of the COVID-19 pandemic, AHT paid approximately $10 million per quarter in fees to AINC during 2020. These payments have persisted despite the fact that AHT and AINC have virtually the same management teams and the fact that these fees are largely paid on the size of AHT debt, not the performance of the operating business or the common stock. It appears to us that the only beneficiaries of this structure are Mr. Bennett and his allies, who received millions of dollars in divided payments from AINC last year. AINC seems solely fixated on preserving AHT’s ability to pay external advisory fees at any cost. A proper fiduciary advisor would focus on preserving value for AHT’s stockholders.

•	Troubling Regulatory Matters: According to public reports and filings, AHT, AINC, Mr. Bennett and other affiliated entities are under federal investigation for certain related-party transactions. AHT has disclosed that the Securities and Exchange Commission issued administrative subpoenas for documents and information pertaining to the deals in question to AHT, AINC and certain affiliates and, most recently, has sought testimony and documentation from Mr. Bennett. If true, we find it very troubling that the Board could have permitted insider dealings that ran afoul of the law. Disclosure pertaining to these issues came just months after AHT and other Bennett-controlled entities were scrutinized by federal officials over participation in the Paycheck Protection Program. In our view, the incumbent directors appear to be blinded and ineffective when it comes to serving as a check on Mr. Bennett and his allies.

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1 Figures account for dividends reinvested and run through the close of trading on December 31, 2020.

•	Unnecessary Dilutive Actions: Throughout 2020, AHT’s leadership fought common stockholders in order to initiate highly-dilutive offers of preferred stock for common stock. The Board claimed during the third quarter of last year that dividend payments to preferred stockholders would be untenable based on the Company’s capital position. However, AHT possessed hundreds of millions of dollars in liquidity at that time, including more than $150 million in cash as of the end of Q2 2020. AHT also had the flexibility to amend its external advisory agreement with AINC (which is controlled by Mr. Bennett) to reduce or suspend apparently wasteful payments. Cygnus also pointed out during the fall of 2020 that AHT should have explored strategic alternatives and taken steps to reduce expenses well before executing these rushed exchange offers. Instead, all through the fall, management issued stock via at-the-market transactions, diverted critical resources toward a preferred stock tender scheme and focused on justifying fees to AINC. These actions did nothing to improve the financial viability of the Company – to the contrary, they led to more than 75% dilution of common stockholders since June 30, 2020.

•	Questionable Financing Decisions: We believe the Board has demonstrated a startling level of incompetence when it comes to managing AHT’s debt and liquidity. Prior to the pandemic, AHT’s leverage was already far too high and placed the Company in a precarious position. This is why it was all the more concerning when AHT’s prior credit facility was allowed to expire in 2019. Another highly objectionable decision was the Company’s recent stock purchase agreement with Lincoln Park Capital, which essentially served as an at-the-market offering just weeks after common stockholders had conveyed their opposition to continued dilution. It appears AHT lacks any semblance of a credible financial plan.

While this is just a sample of the issues plaguing AHT, we want to offer stockholders a snapshot of our case for change at the outset of our campaign for boardroom change. We plan to provide more detail pertaining to our slate’s assessment of the Company’s governance, financial and strategic lapses in the weeks and months ahead.

WE BELIEVE THE CYGNUS SLATE IS THE RIGHT SOLUTION AT THE RIGHT TIME.

Cygnus feels that AHT will be standing at a crossroads this spring. Regardless of whether Mr. Bennett and his allies enact superficial enhancements in the short term, we believe any path forward proposed by the incumbents will lead to more stockholder suffering over the long term. This is why we are committed to offering stockholders an alternative route that can lead to the realization of the significant upside value trapped within AHT’s portfolio.

After taking into account the challenges and opportunities at AHT, we assembled a slate that possesses the right mix of experience in real estate, finance, strategic transactions, turnarounds and corporate governance – all areas that will support the strategic plan ultimately prepared by our nominees. Our slate includes the following highly-qualified and independent individuals:

•	Richard Burns is a highly-experienced public company executive and director with significant audit, governance and operational expertise. Mr. Burns enjoyed a long and successful career in telecommunications as an executive officer at Bellsouth Corporation and subsequently AT&T Inc. (NYSE: T). He also has extensive board experience with both public and private companies, including four successful publicly listed special purpose acquisition companies (“SPACs”) between 2013 and 2020 with Hennessey Capital I, II, III and IV, that brought four diverse companies to the public market. In all four iterations of Hennessy Capital, Mr. Burns was a founding investor and served on each of the SPACs’ Board of Directors and Audit Committee. He currently serves on the Governance and Compensation Committee of Georgia’s Own Credit Union, a consumer based retail and business banking enterprise. From 2008 to 2014, Mr. Burns served as a Senior Advisor for McKinsey & Co., a leading management consulting firm. He holds a Bachelor of Science and Masters Degree in Mechanical Engineering from the University of Louisville and a Masters in Business Administration from Vanderbilt University.

•	Shannon M. Johnson has deep banking, finance and marketing expertise based on her several decades of experience at leading institutions. Ms. Johnson previously served as Group President of Financial Institutions for Cardlytics, Inc. (NASDAQ: CDLX) from February 2018 to May 2020. Prior to that, Ms. Johnson held multiple leadership roles at SunTrust Banks, Inc., an American bank and now subsidiary of Truist Financial Corporation (NYSE: TFC). Previously, Ms. Johnson served as an Executive Vice President for PNC Financial Services Group, Inc. (NYSE: PNC) from 2009 through 2013. Prior to that, Ms. Johnson served in a number of leadership roles at National City Corporation, a regional bank holding company that was acquired by PNC Financial Services Group. Earlier in her career, Ms. Johnson served as an Engagement Manager at McKinsey & Co., a leading management consulting firm, for five years. Ms. Johnson received her Bachelor of Arts in Chemistry and Environmental Studies from the University of Pennsylvania and her Masters of Business Administration from The Wharton School at the University of Pennsylvania.

•	William C. Miller, Jr. brings valuable strategic capital allocation and turnaround experience to the Cygnus slate. Mr. Miller has served as Chief Executive Officer of CRH Healthcare LLC, a leading operator of urgent care centers, since co-founding the company in 2012. Previously, Mr. Miller served as an operating partner and Managing Director at Arcapita Inc. (“Arcapita”), a middle-market, private equity firm, where he worked with management teams on strategic, operational, and performance issues across multiple industries, from 2006 to 2012. His professional experience at Arcapita included service on the Board of Directors of a number of companies that include J. Jill, Inc. (NYSE: JILL), Tensar Corporation and Yakima Products Inc. Prior to that, Mr. Miller served as President and Chief Operating Officer of BrightHouse, LLC from 2002 to 2005. Mr. Miller also served as a consultant at the Boston Consulting Group, Inc., a global management consulting firm, earlier in his career before serving in the U.S. Navy as a Nuclear Submarine Officer. Mr. Miller received a Degree in Systems Engineering from the U.S. Naval Academy and a Masters in Business Administration from the Harvard Business School.

•	Roderick W. Newton II has an extensive background analyzing, navigating and investing in the real estate industry, with a focus on the resort and hospitality sectors. Mr. Newton has served as Partner at Resort Capital Partners, LLC, a real estate investment advisory firm focused on the resort and hospitality industries in select markets, since founding the firm in June 2009. Previously, Mr. Newton served in a number of roles at Wachovia Capital Markets LLC, an investment banking company and a subsidiary of Wachovia Corporation (formerly NYSE: WB), which was acquired by Wells Fargo & Company (NYSE: WFC), including serving as a Director and subsequently Managing Director, from 2003 to 2009. Prior to that, Mr. Newton served as a Vice President at First Union Corporation (formerly NYSE: FTU), a bank holding company, from 1999 to 2002. Mr. Newton received a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and he received his Masters in Business Administration from the University of Chicago.

•	Christopher Swann brings deep real estate knowledge, extensive turnaround and workout expertise, and a much-needed ownership perspective to the Cygnus slate. Mr. Swann has served as President and Chief Executive Officer of Cygnus since 2013. Cygnus has successfully raised and deployed investment funds since 2011 that have focused exclusively on restructuring distressed commercial real estate and real estate backed debt. Previously, Mr. Swann served at SAC Capital Advisors LP, an investment management company, where he served as a Portfolio Manager, from 2008 to 2013. Prior to that, Mr. Swann served in a number of roles at GMT Capital Corporation, an investment management company, including serving as a senior analyst and then as a portfolio manager overseeing investments in technology companies as well as building out the firm’s investments in Asia, including establishing its Hong Kong office. Prior to that, Mr. Swann co-founded two software companies and also worked as an Associate at McKinsey & Co. in the Business Technology practices in Atlanta, Georgia and Germany. Mr. Swann received a Bachelor of Arts degree in Political Science and Public Policy from Duke University and he received a dual Masters in Business Administration and Masters of Arts in International Studies degree from The Wharton School of Business at the University of Pennsylvania.

We believe our director candidates’ collective backgrounds and highly-applicable skillsets represent the right solution at the right time for AHT. In stark contrast to the incumbent Board, which seems to be riddled with underperforming and underqualified directors closely linked to Mr. Bennett, our slate is comprised of individuals with demonstrated independence and diverse perspectives. It is equally important to underscore that Cygnus is aligned with fellow stockholders, as it appears we currently hold more common stock than all eight of the incumbent directors combined (despite being significantly diluted over the past five months).

We look forward to sharing more information about our nominees and their viewpoints in the near-term.

Sincerely,

Christopher Swann

Founder & Chief Executive Officer

Cygnus Capital, Inc.

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About Cygnus Capital, Inc.

Cygnus is an integrated real estate investment and alternative asset management company focused on opportunistic, special situation, and distressed real estate investments. Cygnus targets long term, absolute returns for investors by applying a differentiated approach to real estate investing. By placing an emphasis on the acquisition, workout, and disposition of real estate debt assets characterized by their complexity, inefficiency, and niche qualities, Cygnus is able to target superior, absolute returns for its investors. Cygnus beneficially owns approximately (i) 2.8% of the Company’s outstanding shares of common stock, (ii) 4.6% of the Company’s outstanding 8.45% Series D Cumulative Preferred Stock, (iii) 6.2% of the Company’s outstanding 7.375% Series F Cumulative Preferred Stock, (iv) 6.9% of the Company’s outstanding 7.375% Series G Cumulative Preferred Stock, (v) 8.5% of the Company’s outstanding 7.5% Series H Cumulative Preferred Stock, and (vi) 5.5% of the Company’s outstanding 7.5% Series I Cumulative Preferred Stock.2

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2 Cygnus’ ownership percentage of the different series of preferred stock was calculated without taking into effect the aggregate 544,177 shares of the different series of preferred stock purchased by the Company in private exchange agreements.

Certain Information Concerning the Participants

Cygnus Capital, Inc., together with the participants named herein (collectively, the “Participants”), intends to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of its slate of highly-qualified director nominees at the 2021 annual meeting of stockholders of Ashford Hospitality Trust, Inc., a Maryland corporation (the “Company”).

THE PARTICIPANTS STRONGLY ADVISE ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR.

The Participants in the proxy solicitation are anticipated to be Cygnus Opportunity Fund, LLC (“Cygnus Opportunity”), Cygnus Property Fund IV, LLC (“Cygnus IV”), Cygnus Property Fund V, LLC (“Cygnus V”), Cygnus Capital Advisers, LLC (“Cygnus Capital”), Cygnus General Partners, LLC (“Cygnus GP”), Cygnus Capital Real Estate Advisors II, LLC (“Cygnus Property GP”), Cygnus Capital, Inc. (“Cygnus”), Christopher Swann, Richard Burns, Shannon M. Johnson, William C. Miller, Jr., and Roderick W. Newton II.

As of the date hereof, Cygnus Opportunity directly owned (i) 771,011 shares of the Company’s Common Stock, $0.01 par value per share (the “Common Stock”), (ii) 8,500 shares of the Company’s 8.45% Series D Cumulative Preferred Stock, $0.01 par value per share (the “Series D Preferred Stock”), (iii) 36,902 shares of the Company’s 7.375% Series F Cumulative Preferred Stock, $0.01 par value per share (the “Series F Preferred Stock”), (iv) 59,252 shares of the Company’s 7.375% Series G Cumulative Preferred Stock, $0.01 par value per share (the “Series G Preferred Stock”), (v) 31,842 shares of the Company’s 7.50% Series H Cumulative Preferred Stock, $0.01 par value per share (the “Series H Preferred Stock”), and (vi) 578 shares of the Company’s Series I Cumulative Preferred Stock, $0.01 par value per share (the “Series I Preferred Stock”). As of the date hereof, Cygnus IV directly owned (i) 40,000 shares of Common Stock, (ii) 12,000 shares of Series G Preferred Stock, and (iii) 12,000 shares of Series I Preferred Stock. As of the date hereof, Cygnus V directly owned (i) 250,112 shares of Common Stock, (ii) 75,386 shares of Series D Preferred Stock, (iii) 143,262 shares of Series F Preferred Stock, (iv) 212,820 shares of Series G Preferred Stock, (v) 188,116 shares of Series H Preferred Stock, and (vi) 179,457 shares of Series I Preferred Stock. Cygnus Capital, as the investment advisor to Cygnus Opportunity, may be deemed to beneficially own the securities of the Company directly owned by Cygnus Opportunity. Cygnus GP, as the general partner to Cygnus Opportunity, may be deemed to beneficially own the securities of the Company directly owned by Cygnus Opportunity. Cygnus Property GP, as the general partner and investment advisor to each of Cygnus IV and Cygnus V, may be deemed to beneficially own the securities of the Company directly owned by each of Cygnus IV and Cygnus V. Cygnus, as the managing member of each of Cygnus Capital, Cygnus GP, and Cygnus Property GP, may be deemed to beneficially own the securities of the Company directly owned by each of Cygnus Opportunity, Cygnus IV, and Cygnus V. Mr. Swann, as the President and Chief Executive Officer of Cygnus, may be deemed to beneficially own the securities of the Company directly owned by each of Cygnus Opportunity, Cygnus IV, and Cygnus V. In addition, as of the date hereof, Mr. Swann beneficially owns (i) 527,875 shares of Common Stock, including 284,125 shares of Common Stock beneficially owned directly by members of his immediate family, which includes 40,000 shares of Common Stock underlying certain American-style call options, having an exercise price of $5.00 and expire on March 19, 2021, (ii) 10,000 shares of Series F Preferred Stock, (iii) 28,500 shares of Series G Preferred Stock, including 11,000 shares of Series G Preferred Stock owned directly by members of his immediate family, (iv) 15,000 shares of Series H Preferred Stock, and (v) 2,500 shares of Series I Preferred Stock. As of the date hereof, none of Ms. Johnson or Messrs. Burns, Miller, or Newton beneficially own any securities of the Company.

Contacts

For Investors:

Saratoga Proxy Consulting LLC

John Ferguson / Joe Mills, 212-257-1311

jferguson@saratogaproxy.com / jmills@saratogaproxy.com

For Media:

Profile

Greg Marose / Charlotte Kiaie / Rachel Goun, 347-343-2999

cygnus@profileadvisors.com